Filed by: NorthStar Realty Finance Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthStar Realty Finance Corp. (Commission File No.: 001-32330)

Commission File No. for Registration Statement on

Form S-4 filed by Colony NorthStar, Inc.: 333-212739

On November 8, 2016, NorthStar Realty Finance Corp. (“NRF” or “NorthStar Realty”) announced its results of operations and financial condition for the quarter ended September 30, 2016, which contains the following information regarding the proposed merger of NRF, NorthStar Asset Management Group Inc. (“NSAM”) and Colony Capital, Inc. (“Colony” or “Colony Capital”):

Third Quarter 2016 Results

…

David T. Hamamoto, Chairman, commented, “We continue to make great progress on our proposed tri-party merger with NSAM and Colony Capital. We are working diligently toward its successful completion in January 2017 and on integration plans to achieve substantial merger synergies. More than ever, we are confident the combination of these great companies, as an internally managed REIT, will result in a world-class real estate and investment management platform.”

Jonathan A. Langer, Chief Executive Officer, commented, “In addition to our efforts in completing the tri-party merger, we have continued to remain focused on asset monetization opportunities. …”

Proposed Merger - Colony NorthStar, Inc. (“Colony NorthStar”)

On June 2, 2016, NorthStar Realty, NorthStar Asset Management Group Inc. and Colony Capital, Inc. entered into a definitive agreement to create a world-class, internally-managed, diversified real estate and investment management platform. For additional information regarding the proposed merger, please refer to the registration statement on Form S-4 filed by Colony NorthStar, Inc. with the Securities and Exchange Commission on July 29, 2016, as may be amended from time to time, and the investor presentation related to the proposed merger, which can be found on NorthStar Realty’s, NSAM’s and Colony Capital’s respective websites. The transaction is expected to close in January 2017, subject to customary closing conditions, including shareholder and regulatory approvals.

Also on November 8, 2016, NRF held an investor call regarding its results of operations and financial condition for the quarter ended September 30, 2016, which contains the following statements regarding the proposed merger of NSAM, NRF and Colony:

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Jonathan Langer — NorthStar Realty Finance Corp. — CEO

…

I would now like to talk about our pending tri-party merger with NorthStar Asset Management Group and Colony Capital.  As Richard Saltzman mentioned during Colony Capital’s earnings call yesterday, we have made a tremendous amount of progress towards the closing of this merger.  We believe the proposed transaction is extremely positive for NorthStar Realty shareholders and we are confident the combination of these great companies, as an internally managed REIT, will result in a world-class real estate and investment management platform with enhanced scale and diversification, a larger balance sheet, substantially lower leverage and a strong liquidity profile.

Upon consummation of the merger, Colony NorthStar will become one of the largest independent real estate companies in the world with almost $58 billion in assets under management and will be positioned for long-term growth, with the potential to unlock significant shareholder value through increased revenue opportunities, expense savings and multiple expansion.  Additionally, shareholders will realize the full benefits of our substantial asset monetizations along with a best-in-class governance framework, attractive financial profile and enhanced competitive position as an internally managed REIT.

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As discussed, we’ve achieved solid results across our real estate platforms despite some challenging market conditions and are pleased that we can realize the full benefits of our strategic asset monetization initiatives as an internally managed REIT through our merger with NSAM and Colony.

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Debra Hess — NorthStar Realty Finance Corp. — CFO

…

As a reminder, we filed an amendment to the joint proxy statement and prospectus on October 17 and continue working towards successful integration of the Colony NorthStar merger in early 2017.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements:  the failure to receive, on a timely basis or otherwise, the required approvals by NRF, NSAM and Colony stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”), including each company’s most recently filed Quarterly Report on Form 10-Q. There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this communication. None of NRF, NSAM or Colony is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and none of NRF, NSAM or Colony intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, Inc. (“Colony NorthStar”), a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, filed with the SEC a registration statement on Form S-4 (File No.: 333-212739) that includes a joint proxy statement of NSAM, Colony and NRF and that also constitutes a prospectus of Colony NorthStar. The registration statement has not yet become effective. Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC. INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 INITIALLY FILED BY COLONY NORTHSTAR ON JULY 29, 2016, AS AMENDED FROM TIME TO TIME, THAT INCLUDES A JOINT PROXY STATEMENT/PROSPECTUS FROM EACH OF NSAM, COLONY AND NRF, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NSAM, COLONY AND NRF ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016, JULY 29, 2016 AND OCTOBER 17, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, THE CURRENT REPORT ON FORM 8-K FILED BY NSAM ON NOVEMBER 7, 2016 IN CONNECTION WITH THE MERGER AGREEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lglassen@aaddoir.com

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction. Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016, October 17, 2016 and November 7, 2016 in connection with the proposed transaction. Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction. Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction. A more complete description is available in the registration statement on Form S-4 and the joint proxy statement/prospectus initially filed by Colony NorthStar with the SEC on July 29, 2016, as amended from time to time. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.